

August 24, 2011

Via E-mail
John C. Textor
Chief Executive Officer
Digital Domain Media Group, Inc.
8881 South US Highway One
Port St. Lucie, FL 34952

> **Re:** **Digital Domain Media Group, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed August 12, 2011**
> **File No. 333-174248**

Dear Mr. Textor:

We have received your response to our prior comment letter to you dated August 3, 2011 and have the following additional comments.

General

1. We note your response to our prior comment three. Please remove marketing language such as "innovation and creativity" on page 42. To the extent this statement represents your belief, please revise accordingly or provide us the basis for this statement.

The Offering, page 4

2. We note your response to our prior comment seven. Please revise this section to more clearly disclose that the amount of common stock listed as outstanding after this offering excludes all shares issued as the result of the automatic conversion of indebtedness upon the consummation of the offering. Please also clarify how the portion of such indebtedness that will convert automatically into Common Stock is to be determined.

3. In regards to the common shares listed as being excluded from the number that will be outstanding, please briefly identify the contractual rights referenced in the ninth and tenth bullet points.

<u>Summary Historical Consolidated and Pro Forma Financial Information, page 5</u>

4. We note the addition of footnote 12 on page 10 indicating that you intend to repay the equipment financing loan from Palm Beach Capital Fund 3 "shortly after the date of this prospectus." If you intend to use any of the proceeds of this offering to do so, please revise the Use of Proceeds section accordingly. In the alternative please advise.

<u>Risk Factors, page 15</u>

<u>Our Feature Film, page 21</u>

5. Please clarify here, as you have explained in your response, that the referenced single, large-scale, multi-year project has ended.

<u>If we do not continue to receive governmental grant funding, page 22</u>

6. Please clarify where the company stands in regards to meeting the target thresholds for grant funding so that investors can assess the risk of the company not receiving the funding.

<u>Use of Proceeds, page 30</u>

7. We note you intend to use the remaining net proceeds to facilitate your growth strategy by advancing your development and production of animated and VFX-driven feature films and through the development of DDI. Please provide a breakdown of the use of proceeds for each of these categories or advise.

<u>Business Evolution, page 90</u>

8. We note your response to our prior comment 14 and reissue the comment. Throughout your business discussion, when discussing future plans, please balance your disclosure with the material steps that you will need to take, the timeline for those steps and whether any additional financing will be needed. If you do not have financing available, please make that clear. Examples include your discussion of producing video games, moving your Animation studio from the start-up phase, and the additional steps and expenses leading up to getting DDI up and running.

<u>Our Work and Accolades, page 98</u>

9. We note your response to our prior comment two. For each film listed on pages 99 and 100, please clearly but briefly indicate the scope of your work on the film. For instance, on each particular film, did you create visual effects or provide 3D

conversion services, or both? We note your disclosure, that for each of the listed films, you expect to receive formal credit in the end titles of the respective films. Can you briefly describe, for each film, what you received end credits for in the end titles of the respective films so that investors can understand the scope of work you performed on the listed films?

Financial Statements

10. The financial statements should be updated to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

11. Please also include a discussion of the warrants issued in the August 2011 transaction, as described on page 32.

Exhibit 99.5

12. We note the consent of Frank N. Magid Associates, Inc. In your response to us please identify for us the portions of the prospectus to which this consent relates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ John Dana Brown

for Susan Block
Attorney-Advisor

cc: D. Thomas Triggs, Esq.